U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                   FORM 12b-25


                      NOTIFICATION OF LATE FILING


(Check One):

[ ] Form 10-K and Form 10-KSB     [ ] Form 20-F   [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB     [ ] Form N-SAR

For period ended:      October 31, 1997

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I - Registrant Information.

Full name of registrant:      LYRIC ENERGY, INC.

Former name if applicable:

Address of Principal Executive Office (Street and Number)

     1013 West 8th Ave.,
     Amarillo, TX 79101

Part II - Rules 12b-25(b) and (c).

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate) [X]

(a) The reasons described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.


Part III - Narrative.

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant has a letter of intent for a share exchange transaction with Natural Gas Technologies, Inc. ("NGT"), which owns 81 percent of the issued and outstanding stock of the Registrant. Accordingly, the Registrant has been including in its periodic reports financial information concerning NGT. NGT was unable to complete its financial statements during the prescribed period due to commitments of NGT's management to other business.


Part IV - Other Information.

(1) Name and telephone number of person to contact in regard to this notification:

     John D. Tishler, Esq.
     Cohen Brame & Smith Professional Corporation
     (303) 837-8800


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify
report(s).                              [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in
the subject report or portion thereof?  [ ] Yes   [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                            LYRIC ENERGY, INC.
               (Name of registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 15, 1997                By: /s/Brent A. Wagman
                                           (Name)

                                           Brent A. Wagman
                                           (Print Name)

                                           President
                                           (Title)